Exhibit 99.1

Genetron health REGAINS COMPLIANCE WITH NASDAQ MINIMUM BID PRICE REQUIREMENT

BEIJING, China, January 18, 2023 (GLOBE NEWSWIRE) -- Genetron Holdings Limited ("Genetron Health" or the "Company", NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced that the Company had received a notification letter (“Compliance Notice”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), dated January 17, 2023, indicating that the Company has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq on October 28, 2022 that the Company was not in compliance with the Minimum Bid Price Requirement as the bid price of the Company’s American depositary shares (“ADSs”) closed below US$1.00 per share for 30 consecutive business days.

On January 17, 2023, Nasdaq confirmed in the Compliance Notice that for the ten consecutive business days, from December 29, 2022 to January 13, 2023, the closing bid price of the Company’s ADSs has been at US$1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and the matter is closed.

About Genetron Holdings Limited

Genetron Holdings Limited ("Genetron Health" or the "Company") (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Genetron Health may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Genetron Health’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Genetron Health’s goal and strategies; its future business development, financial condition and results of operations; Genetron Health’s expectations regarding demand for, and market acceptance of, its services; the laws and regulations relating to Genetron Health’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Genetron Health’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Genetron Health does not undertake any obligation to update any forward-looking statement, except as required under applicable law.